Filed by Evans Bancorp, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  FSB Bancorp, Inc.

Commission File Number:  001-37831

Fairport Savings Bank Employee Frequently Asked Questions Regarding

Evans Bancorp, Inc. Executes Definitive Merger Agreement
to Acquire FSB Bancorp, Inc.

On December 19, 2019, Evans Bancorp, Inc. (“Evans”) (NYSE American: EVBN) and FSB Bancorp, Inc. (“FSB”) (Nasdaq: FSBC), jointly announced the execution of a definitive merger agreement whereby Evans will acquire FSB. Learn everything you need to know about Evans and our combined company in this FAQ.

What Was Announced and What Does It Look Like?

FSB and its wholly owned bank subsidiary, Fairport Savings Bank, will be merged with and into Evans Bancorp and its subsidiary bank, Evans Bank. Based on information as of September 30, 2019, the combined company will have 20 branches with approximately $1.8 billion in total assets, $1.5 billion in total deposits and $1.5 billion in total loans.

North Hamlin
Ridgeway
Niagara-on-the-Lake
Albion
Parma Center
Medina
Brockport
Irondequoit
Tuscarora I.R.
Lockport
Iroquois National Wildlife Refuge
Rochester
Walworth
Niagara Falls
East Rochester
Niagara
Riga
490
390
North Tonawanda
Batavia
Wheatland Center
Mendon
90
Amherst
Le Roy
South Newstead
90
Fort Erie
Cheektowaga
Canandaigua
Buffalo
West Seneca
Marilla
Attica
Geneseo
90
East Aurora
Hamburg
Warsaw
Perry
219
Evans Center
Cattaraugus I.R.
Hanover Center
Collins
219
(FSBC) FSB Bancorp Inc.
US Branches: Current
Evans Bancorp, Inc.
US Branches: Current

Who is Evans?

Evans Bancorp, Inc. is a financial holding company and the parent company of Evans Bank, N.A., a commercial bank with $1.5 billion in assets and $1.3 billion in deposits at September 30, 2019.  Evans is a full-service community bank, with 15 branches providing comprehensive financial services to consumer, business and municipal customers throughout the Buffalo area.  Evans Bancorp's wholly owned insurance subsidiary, The Evans Agency, LLC, provides life insurance, employee benefits and property and casualty insurance through ten insurance offices in the Western New York region.  Evans Investment Services provides non-deposit investment products, such as annuities and mutual funds.

How Is Evans Present In The Community?

Through the years, Evans has made significant contributions to the growth and development of the communities it serves.  These accomplishments would not have been possible without the cooperation, support, and confidence of its customers.  As a good corporate citizen, Evans Bank sponsors and supports numerous philanthropic endeavors with financial support and employee volunteerism. Associates are encouraged to take advantage of up to two full workdays of volunteer paid time off each year.

What Is The Evans Culture Like?

Evans is a values-based company where associates are afforded an inclusive environment where people are encouraged to showcase their strengths, question the status quo and continually learn and improve the way we do things. It is a place where each associate has impact and influence, direct exposure to senior leaders and opportunities to grow and professionally develop. We capitalize on our relationships with one another by hosting events and programs that bring people together from different locations and departments.  Associates earn competitive wages with employee benefits similar to those of Fairport Savings Bank.  To learn more, please visit www.evansbank.com including the career page that details our core values of customer focus, ownership & alignment, integrity, passion, valuing others and talent.

Why Is This Merger Good For Me and Our Customers?

The combined company creates a stronger organization with greater scale and broader product diversity.  It will leverage the strength of the Evans commercial bank and combine that with FSB’s solid mortgage lending business and retail deposit gathering.  The merger generates expansion into a contiguous market in the Buffalo area.

Why Is  This Good For Fairport Savings Bank?

Kevin D. Maroney, FSB’s President and CEO, commented, “This mutually beneficial partnership will combine two community banks with very similar cultures and core values. The combined organization will be able to offer top of line products and exceptional service to our customers in Rochester and surrounding markets. In addition to providing our customers with enhanced and expanded products and services, our employees will also benefit from broader opportunities in a larger organization with strong growth potential.”

Are There Any Synergies?

The two businesses have complementary business lines that enable leverage of each organization’s strengths.  The merger will expand commercial capabilities in Rochester while FSB’s strength in mortgage lending will enhance the Evans consumer lending business in Western New York.  Growth opportunities exist within fee-based businesses such as deposits/funding, cash management, municipal deposits and insurance.

Will Evans Discontinue Any Products or Services?

All products and services will continue until further notice. We will advise you in advance of any change to products and/or services.  We will maintain our commitment to our existing customers in both the Buffalo and Rochester areas.

Will There Be Any Change To Branch Locations?

There will be no change to the bank branch locations.  Please see the Customer FAQ for further information on customer related questions.

Will This Merger Adjust My Priorities and/or Workload?

There may be some extra and exciting work as we put our two companies together but we ask that everyone stay focused on our clients and the business.

Will This Merger Impact My Job Or Those That I Work With?

The merger will not impact the majority of FSB customer facing positions.  We will work closely with the FSB management team to learn the scope and volume of the combined company to finalize opportunities on or before the merger closing date.    There will be some overlap in job functions that will result in some staff consolidation.

When Will The Merger Close?

Unanimously approved by the Boards of Directors of each company, the merger is expected to close in the second quarter of 2020, subject to the satisfaction of customary closing conditions, including regulatory approval and FSB stockholder approval.

Who Do I Go To For More Information?

Please contact your Senior Management team member for help with your questions.

Forward-Looking Statements

This document may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this document, or in the documents incorporated by reference herein, the words “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “look to,” “goal,” “target” and similar expressions identify such forward-looking statements. These forward-looking statements include, without limitation, statements relating to the impact Evans and FSB expect their proposed merger (the “Proposed Transaction”) to have on the combined entities operations, financial condition, and financial results, and Evans’ and FSB’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and other benefits Evans and FSB expect to realize as a result of the Proposed Transaction. These forward-looking statements are based largely on the expectations of Evans’ and FSB’s respective management and are subject to a number of risks and uncertainties, including, but not limited to, the possibility that the Proposed Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Evans’ or FSB’s share price before closing, the risk that the businesses of Evans and FSB will not be integrated successfully, the possibility that the cost savings and any synergies or other anticipated benefits from the Proposed Transaction may not be fully realized or may take longer to realize than expected, disruption from the Proposed Transaction making it more difficult to maintain relationships with employees, customers or other parties with whom Evans or FSB have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of the shares of Evans common stock to be issued in the Proposed Transaction, the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of Evans and FSB. We refer you to the additional risk factors that could cause results to differ materially from those described above contained in the Annual Report on Form 10-K filed by Evans for the year ended December 31, 2018, the Annual Report on Form 10-K filed by FSB for the year ended December 31, 2018 and any updates to those risk factors set forth in Evans’ and FSB’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Evans and FSB with the Securities and Exchange Commission (the “SEC”) and are available on the SEC’s website at www.sec.gov. Because of these and other uncertainties, actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither Evans nor FSB undertakes any obligation, and specifically declines any obligation, to publicly update or revise forward-looking information, whether as a result of new, updated information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, Evans will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of FSB and a prospectus of Evans (the “Proxy Statement/Prospectus”), and each of Evans and FSB may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of FSB. Stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Evans and FSB, as well as any amendments or supplements to those documents, because they will contain important information about Evans, FSB and the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Evans and FSB, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Evans Bancorp, Inc., One Grimsby Drive, Hamburg, New York 14075, Attention: Corporate Secretary, Telephone: (716) 926-2000 or to FSB Bancorp, Inc., 45 South Main Street, Fairport, New York 14450, Attention: Corporate Secretary, Telephone: (585) 223-9080, or by accessing Evans’ website at www.evansbank.com under “Investor Relations” or FSB’s website at www.fairportsavingsbank.com under “Investor Relations.” The information on Evans’ and FSB’s websites is not, and shall not be deemed to be, a part of this document or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Evans, FSB and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of FSB in connection with the Proposed Transaction. Information about Evans’ directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 21, 2019, and information about FSB’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 22, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.